

Michael E. Swartz
212.756.2471
Michael.Swartz@srz.com

May 15, 2024

VIA EMAIL

Kai H.E. Liekefett, Esq.
Sidley Austin LLP
787 7th Avenue
New York, NY 10019

           Re: <u>Medallion Financial Corporation's May 13, 2024 Form DEFA14A</u>

Dear Mr. Liekefett:

       We write on behalf of Stephen Hodges and ZimCal Asset Management, LLC, BIMIZCI Fund LLC, and Warnke Investments LLC (collectively, "<u>ZimCal</u>") regarding Medallion Financial Corporation's ("<u>Medallion</u>" or the "<u>Company</u>") Form DEFA14A filed on May 13, 2024 (the "<u>Solicitation Material</u>"). In a transparent attempt to gain an unfair advantage in the proxy contest and harm Mr. Hodges and ZimCal, Medallion included false and defamatory statements in its Solicitation Material concerning discussions between ZimCal and Medallion about the possibility of the Company purchasing certain preferred trust securities (the "<u>Trust Securities</u>") from ZimCal. Those statements, which Medallion knew to be false and misleading when it filed the Solicitation Material, violate Section 14(a) of the Securities Exchange Act ("<u>Section 14(a)</u>") and constitute defamation under applicable state law. To that end, we demand that Medallion promptly withdraw the Solicitation Material and issue a corrected Form DEFA14A addressing the falsehoods contained therein.

I.   The Solicitation Material Contains False and Defamatory Statements About Mr. Hodges and ZimCal.

       In an effort to paint ZimCal as an investor seeking to enrich itself at the expense of Medallion's shareholders, rather than seeking corporate governance and other much needed reforms at the Company as is the case, the Solicitation Material states that "Mr. Hodges indicated that he would sell [the] trust securities back to the Company" and that his "demands of a significantly above market price were rejected as unreasonable, as it was merely an attempt to gouge the Company …. Unlike Mr. Hodges, your Board is firmly aligned with YOUR interests …." The clear implication of the Solicitation Material is that ZimCal is engaging in greenmail rather than a good faith attempt to improve the Company. That is false and defamatory, and the Company knows it.

       As an initial matter, the Solicitation Material implies that ZimCal initiated negotiations to sell the Trust Securities to the Company. Not so. Rather, as detailed below, it was ***Medallion that attempted to engage in greenmail by approaching ZimCal*** about purchasing the Trust Securities after ZimCal made demands about corporate governance and other reforms at the Company.

Schulte Roth + Zabel LLP
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Throughout the ensuing negotiations, ZimCal demonstrated an unwavering commitment to the Company's long-term success. Specifically, rather than seeking to divest its stake, ZimCal consistently reiterated its preference to remain invested in Medallion. As ZimCal repeatedly communicated, it viewed selling the Trust Securities and divesting from Medallion only as a ***last resort*** in the event the Company refused to adequately address its concerns relating to corporate governance and financial transparency.

II.   Mr. Hodges Was Clear That ZimCal Did Not Want to Sell the Trust Securities and Divest From Medallion, But Instead Was Committed to Helping the Company Achieve Sustained, Long-Term Success.

As you know, Mr. Hodges communicated frequently with Medallion representatives—mostly Andrew Murstein, Medallion's President and Chief Operating Officer—between November 2023 and February 2024. Every communication between Mr. Hodges and Medallion during this period confirms that ZimCal preferred to remain invested in Medallion. Moreover, those communications clearly establish that Mr. Murstein and Medallion were the ones pushing for ZimCal to sell the Trust Securities in an effort to rid themselves of the threat posed to the incumbent Board and management, and entrench themselves in office.

To be clear, Medallion—via its investor relations representative, Ken Cooper—first raised divestment as a possibility during a November 28, 2023 phone call with Mr. Hodges.[1] However, divestment was never ZimCal's preference. As Medallion well knows, each time Medallion raised the topic of divestment, Mr. Hodges reiterated that he viewed divestment as a last resort.

Specifically, on December 12, 2023, Mr. Hodges sent an email to Mr. Murstein, following up on a detailed analysis ZimCal had sent to the Company's Board of Directors in which ZimCal (i) relayed concerns about corporate governance, executive compensation, company leadership, and a pending Securities Exchange Commission ("SEC") lawsuit and (ii) offered recommendations concerning the Company's financial disclosures to investors. In that follow-up email, Mr. Hodges summarized several portions of the analysis and inquired as to whether the Company views those "issues as fixable or as important" as ZimCal did. However, Mr. Hodges ***never*** suggested that he wanted to divest, even if the Company was not interested in addressing ZimCal's concerns. Instead, he emphasized ZimCal's long-term commitment to the Company, stating that he wanted to "ensure we have [a] voice at the table." In fact, Mr. Hodges even expressed interest in acquiring a "meaningful equity stake" in Medallion thereby further aligning ZimCal's interests with those of the Company's other shareholders.

Unfortunately, Medallion never appeared interested in engaging with ZimCal's concerns and suggestions for improvement. Instead, Medallion's immediate response was to try to rid itself of dissent.

---

[1] During that phone call, Mr. Cooper raised the possibility of "monetization." That term was used again by Medallion representatives during a call on December 4, 2023. In later email correspondence between Mr. Hodges and Mr. Cooper, on December 18, 2023, Mr. Hodges confirmed with Mr. Cooper that "monetization" included Medallion potentially purchasing the Trust Securities.

Specifically, eight days later, on December 20, 2023, Mr. Murstein, during a phone call with Mr. Hodges, explicitly broached the idea of Medallion purchasing the Trust Securities.

From that point forward, communications between Mr. Hodges and Mr. Murstein followed a pattern—Mr. Hodges focused on ways to improve the Company's operations while Mr. Murstein focused on ways to remove ZimCal from the Company. For instance, in a January 1, 2024 email to Mr. Murstein (the "January Email"), Mr. Hodges recounted Mr. Murstein's outsized focus, over the course of multiple phone conversations, on purchasing the Trust Securities. With respect to the December 20, 2023 phone conversation referenced above, Mr. Hodges explained that he "take[s] contemporaneous notes of any calls" and noted that during the "call on 12/20/23, [Mr. Murstein] brought up the idea of a payoff."

Also, in the January Email, Mr. Hodges referenced a second phone call, on December 28, 2023, between him, Mr. Murstein, and Anthony N. Cutrone, Medallion's Executive Vice President and Chief Financial Officer. In describing that phone call, Mr. Hodges wrote: "You and Anthony spent an *inordinate amount of time discussing <u>only</u> the payoff scenario*, which I pointed out was only in response to your request." (emphasis added). In response, neither Mr. Murstein nor anyone else at the Company disputed that characterization, in writing or otherwise.

At the same time, despite Mr. Murstein's transparent attempts to eliminate the threat posed by ZimCal, Mr. Hodges was unequivocal about ZimCal's commitment to Medallion. Indeed, Mr. Hodges opened the January Email by stating: "The obvious and cliched tactic with an activist is to claim the activist is self-serving rather than serving the interests of shareholders or stakeholders. I will be very, very clear about this. We think that [Medallion], and specifically, [Medallion Bank], has tremendous potential and if MOST of our observations are addressed and recommendations are followed, we unequivocally believe that the enterprise value of the Company will increase in both the short and long run. Since the changes are aimed at making the Company a better run, more transparent and profitable entity, we STRONGLY believe that these changes will lead to more retail and institutional interest in the Company which will deepen liquidity/volume for both debt and equity." Then, he concluded the January Email by stating that the "*payoff analysis was at <u>your request</u>*" and "our entire focus right now is on helping strengthen the Company and maximizing value for all stakeholders and *we consider ourselves an investor for the <u>long run</u>*." (emphasis added).

In the coming weeks, ZimCal persisted in its efforts to improve the Company and reiterated its preference not to divest. Most notably, on February 12, 2024, Mr. Hodges sent a letter to Mr. Murstein and the Company's Board of Directors (the "February Letter"), outlining "[i]mprovements demanded to maximize value for all stakeholders." Such improvements were grouped into "Primary Demands" and "Secondary Demands."

Primary Demands. The first of two "Primary Demands" focused on corporate governance issues. Specifically, Mr. Hodges suggested that Medallion (i) reshape its Board of Directors, given the inertia that has resulted from the entrenchment of the Murstein family on the Board; (ii) appoint an independent investigator to open an inquiry into the SEC's allegations of misconduct; (iii) justify Mr.

Murstein's exorbitant compensation; (iv) justify the Board of Directors' refusal to exercise its authority to recoup compensation in light of the SEC's allegations of misconduct; and (v) demonstrate that its risk management oversight is sufficient. The second "Primary Demand" focused on financial transparency. Here, Mr. Hodges suggested that Medallion (i) provide the "valuation and precedent transaction data … used for the Medallion Bank valuation increase"; (ii) provide detailed information concerning its subprime recreational loans, given the inherent risk to the Company, and conduct corresponding stress tests; and (iii) provide an analysis of costs incurred in defending against the SEC's investigation.

Secondary Demands. As for the "Secondary Demands," Mr. Hodges requested that Medallion (i) provide robust information concerning the Company's "equity positions and source of valuation methodology for Medallion Capital Investments"; (ii) provide quarterly financial reports assessing only the parent company; (iii) consider reducing "the size of the Manhattan lease and footprint"; (iv) "examine the existing outsourced servicing and collections models"; (v) "formulate a plan to address the rapidly changing and competitive nature of Recreation and Home Improvement lending and optimal ways to adapt"; and (vi) reduce and/or eliminate "non-core business lines" that have been detrimental to the Company.

Finally, Mr. Hodges concluded the February Letter with a section entitled "Outcomes," in which he listed four potential "[o]utcomes by preference." The first three outcomes confirm ZimCal's commitment to Medallion.

The most preferred outcome: "The Company appoints our 2 board nominees to the Board and implements all our primary demands as highlighted in Section 1. We would no longer agitate for changes through a proxy contest and would fully support Medallion to become best-in-class."

The second most preferred outcome: Mr. Hodges explained that ZimCal would "build up a larger and larger equity stake" in Medallion and continue to pursue a proxy contest each year until it is successful and "continue to relentlessly pressure the Company to adopt our stakeholder-first demands while highlighting the potential of the Company's platform if it had best-in-class management and governance."

The third most preferred outcome: ZimCal would seek to convert the Trust Securities into equity and cash and would request "one board seat" to "seek improvements in Company leadership." Mr. Hodges further explained that ZimCal "would then publicly support the Company and work with leadership to maximize value and institutional investor appeal in what will/could be a difficult economic environment."

The least preferred outcome (*i.e.*, divestment): "Andrew Murstein also raised the idea of a payoff in prior conversations. … ***This outcome is only appealing if the Company is unwilling to give us board representation and implement our recommendations***, since BIMIZCI then faces a higher probability of loss or greater illiquidity as Company performance inevitably declines or stagnates." (emphasis added).

Notwithstanding Mr. Hodges' clearly stated preferences, Mr. Murstein ignored the first three outcomes in favor of the least preferred outcome. Specifically, on February 23, 2024, he called Mr. Hodges to explain that he had been trying to find a third party buyer for the Trust Securities. In response, Mr. Hodges stated that he did not want Mr. Murstein to find a third party buyer because ZimCal fully intended to remain invested in Medallion. That remains true today, despite the falsehoods Medallion seeks to pass off as fact in the Solicitation Material.

III.   ZimCal Was Willing to Sell the Trust Securities At a Fair Price.

In addition to misleading shareholders as to ZimCal's intentions with respect to Medallion, the Solicitation Material also incorrectly claims that ZimCal's asking price was "unreasonable" and "an attempt to gouge the Company." As Mr. Hodges has explained to Messrs. Murstein and Cutrone, Medallion simply does not understand how to accurately assess the value of its debt.

The Trust Securities are "equity-like" debt instruments with de minimis liquidity. Because the debt is long-dated and the associated risk premia are uncertain, the "fair market value" of the Trust Securities is indefinite. In fact, the majority of reasonable valuation methodologies capable of being utilized would yield considerable variations in value due to the necessity of relying upon subjective assumptions. In attempting to value the Trust Securities, Medallion relied heavily on purported precedent which, in reality, has little use. In other words, the Company's attempts to value the Trust Securities were fatally flawed from the outset and Medallion's assertions about "market price" are simply part of the litany of troubling inaccuracies in the Solicitation Material.

Moreover, Medallion failed to appreciate that the value of the Trust Securities acquired at a substantial discount is higher to the issuer (*i.e.*, Medallion) than it is to a third party investor due to the beneficial nature of debt cancelation. At Medallion's request, Mr. Hodges presented Medallion with sound frameworks that did not rely on unhelpful precedent but rather appropriately accounted for the value of the Trust Securities to Medallion, incorporating expectations of future 3MO TSOFR and an appropriate risk premium.

Despite Mr. Hodges' best efforts, Messrs. Murstein and Cutrone did not understand the full benefits of reducing leverage relative to shareholder well-being—in addition to reducing costs, it helps reduce solvency and liquidity risk. Mr. Hodges stressed in his phone call with Messrs. Murstein and Cutrone on December 29, 2023 that he was not advocating for Medallion to repay ZimCal's debt but, instead, that any consideration of de-leveraging should consider the forward yield, or cost, of the indebtedness rather than a simplistic coupon and term analysis. Further, in lieu of seriously engaging with reliable valuation information, Medallion attempted to purchase the Trust Securities for pennies on the dollar. Of course, that did not work for ZimCal and ZimCal instead urged Medallion to stop focusing on a payout, which was not its preferred outcome, and instead focus on improving the Company.

IV.   By Issuing the Solicitation Material, Medallion Violated Section 14(a) and Defamed Mr. Hodges and ZimCal.

Section 14(a) provides, in pertinent part, that soliciting material may not contain "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading."

The statements at issue in the Solicitation Material are plainly proscribed by Section 14(a). As discussed, Mr. Hodges and ZimCal did not raise the issue of divestment and were not engaged in greenmail, as they did not "attempt to gouge the Company" despite the Solicitation Material's claims to the contrary. Moreover, with the proxy contest forthcoming, the context in which any discussions about divestment occurred is plainly material. Obviously, Medallion chose to mischaracterize these discussions in order to mislead shareholders into believing that Mr. Hodges and ZimCal are uninterested in the future of the Company, which, in turn, improves the Company's chance of winning the proxy contest. *See, e.g.*, *TSC Indus., Inc. v. Northway, Inc.*, 426 U.S. 438, 449 (1976) (materiality turns on whether "there is a substantial likelihood that a reasonable shareholder would consider [the facts] important in deciding how to vote").

Moreover, the statements at issue constitute defamation under the law of *any* state. For instance, under Delaware law, Medallion's state of incorporation, the elements of defamation are (i) "the defendant made a defamatory statement"; (ii) "concerning the plaintiff"; (iii) "the statement was published"; and (iv) "a third party would understand the character of the communication as defamatory." *BDO USA, LLP v. EverGlade Glob., Inc.*, 2022 WL 41416, at *3 (Del. Ch. Jan. 5, 2022) (quotation marks omitted). Here, there is no question that those elements are satisfied.

With respect to the first element, which "is the most important," the statements at issue are defamatory, as Medallion's detailed allegations of Mr. Hodges and ZimCal's purported greenmail scheme are "expressions of fact" because "the ordinary reader could infer the existence of facts which are capable of being proved true or false." *Id.* at *3-4 (quotations marked omitted). Whether Mr. Hodges and ZimCal engaged in this scheme is undoubtedly "capable of being proved true or false."

Finally, specifically with respect to Mr. Hodges, even if he were deemed a public figure, which he is not, the two additional elements—that "the statement is false" and "that the defendant made the statement with actual malice"—are similarly easy to satisfy. *Id.* at *3. Based on the communications detailed above, it was abundantly clear to Mr. Murstein—the Company's President and Chief Operating Officer—that Mr. Hodges had little interest in selling the Trust Securities to the Company or anyone else, let alone that he was engaging in a greenmail scheme. Accordingly, Mr. Hodges can establish that Medallion acted with actual malice, as the Company knew the statements at issue were false when it filed the Solicitation Material.

V.   Medallion Must Take Immediate Corrective Action.

Mr. Hodges and ZimCal intend to hold Medallion fully accountable for any and all damage caused by the Solicitation Material, including, but not limited to, any harm caused to ZimCal's investment in Medallion, as well as to their relationships with current investors, ability to successfully market to new investors, and relationships with portfolio companies. Mr. Hodges and ZimCal also reserve their rights to seek equitable relief, including a preliminary and permanent injunction. Medallion has no defense for its unlawful, knowing dissemination of false and defamatory statements designed to harm Mr. Hodges and ZimCal. It must immediately take corrective action, including by withdrawing the Solicitation Material.

* * *

Please confirm that Medallion will promptly withdraw the Solicitation Material and issue a corrected Form DEFA14A, which explains that Medallion first suggested purchasing the Trust Securities and that Mr. Hodges' expressed preference has always been for ZimCal to remain invested in Medallion long-term. Mr. Hodges and ZimCal expressly reserve all of their legal and equitable rights and remedies with respect to the matters discussed herein, and waive none.

Sincerely,



Michael E. Swartz

cc: Abbott Cooper PLLC